                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended DECEMBER 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from ________________ to ___________________


                        COMMISSION FILE NUMBER 001-05620

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                           SAFEGUARD SCIENTIFICS, INC.

                                 RETIREMENT PLAN

       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SAFEGUARD SCIENTIFICS, INC.
                           800 THE SAFEGUARD BUILDING
                              435 DEVON PARK DRIVE
                                 WAYNE, PA 19087

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN
       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000
                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                              REQUIRED INFORMATION


(1)   Financial Statements

      The following statements, including Independent Auditors' Report thereon, of Safeguard Scientifics, Inc. Retirement Plan are submitted herewith:

      Statements of Net Assets Available for Plan Benefits, December 31, 2001 and 2000

      Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2001, 2000, and 1999

      Notes to Financial Statements

      Schedule I - Schedule of Assets (Held at End of Year)

      Schedule II - Reportable Transactions, Year Ended December 31, 2001

      The Schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Safeguard Scientifics, Inc. Retirement Plan.


(2)   Exhibits

      The following Exhibits are submitted herewith:

      Exhibit 23 - Consent of Independent Auditors

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Safeguard Scientifics, Inc. Retirement Plan Committee have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          SAFEGUARD SCIENTIFICS, INC.

                                          RETIREMENT PLAN COMMITTEE


Date:  June 27, 2002                      By:   /s/ Joseph R. DeSanto
                                                -------------------------------
                                                        Trustee

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

                                TABLE OF CONTENTS



                                                                           PAGE
Independent Auditors' Report                                                 1

Statement of Net Assets Available for Plan Benefits,
   December 31, 2001 and 2000                                                2

Statements of Changes in Net Assets Available for Plan
   Benefits, Years ended December 31, 2001, 2000, and 1999                   3

Notes to Financial Statements                                                4

SCHEDULES

1   Schedule of Assets (Held at End of Year),
      December 31, 2001                                                     12

2  Schedule of Reportable Transactions, Year ended
      December 31, 2001                                                     13

                          INDEPENDENT AUDITORS' REPORT


The Trustees of Safeguard Scientifics, Inc.
Retirement Plan:


We have audited the accompanying statements of net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan, formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ KPMG LLP


June 13, 2002
Philadelphia, Pennsylvania

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                           2001         2000
                                                       -----------   ----------
Investments                                            $ 8,501,220   12,304,631
Contributions receivable:
    Employer's contribution                                285,253       28,097
    Participant contributions                               22,488       89,081
Loans to participants                                       45,528      101,019
                                                       -----------   ----------
Net assets available for plan benefits                 $ 8,854,489   12,522,828
                                                       ===========   ==========


See accompanying notes to financial statements.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
        Statements of Changes in Net Assets Available for Plan Benefits
                  Years ended December 31, 2001, 2000, and 1999


                                                           2001               2000               1999
                                                       ------------       ------------       ------------
Additions:
    Participant contributions                          $  1,002,144          1,746,004            815,956
    Employer contributions                                  729,920            316,915            213,291
    Dividends and interest                                   82,884            231,684            400,530
    Net appreciation in fair value of investments                --                 --         45,797,568
    Loan interest                                             6,744              7,374             13,197
                                                       ------------       ------------       ------------
            Total additions                               1,821,692          2,301,977         47,240,542
                                                       ------------       ------------       ------------
Deductions:
    Administrative expenses                                  30,076                 --                 --
    Benefits paid                                         1,789,368            993,606          9,158,186
    Net depreciation in fair value of investments         4,954,498         42,596,390                 --
                                                       ------------       ------------       ------------
            Total deductions                              6,773,942         43,589,996          9,158,186
                                                       ------------       ------------       ------------
            Net (decrease) increase                      (4,952,250)       (41,288,019)        38,082,356
Transfers out of the plan to the TL Ventures
    benefit plan (note 1)                                (4,648,866)                --                 --
Transfers out of the plan to the aligne, inc.
    401(k) plan (note 1)                                   (181,145)                --                 --
Transfers to the plan                                     6,113,922                 --                 --
Transfer from the aligne, inc. 401(k) plan                       --            473,671                 --
Net assets available for plan benefits:
    Beginning of year                                    12,522,828         53,337,176         15,254,820
                                                       ------------       ------------       ------------
    End of year                                        $  8,854,489         12,522,828         53,337,176
                                                       ============       ============       ============


See accompanying notes to financial statements.

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)   DESCRIPTION OF THE PLAN

      The following description of the Safeguard Scientifics, Inc. Retirement Plan (the Plan), formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, provides general information only. Participants should refer to the Plan agreement for more complete information.

      (a)   GENERAL

            The Plan is a contributory defined contribution plan established in 1981 by Safeguard Scientifics, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has the right under the Plan to amend, modify, suspend, or terminate the Plan at any time. A committee of individuals (Plan Trustees) appointed by the Plan administrator is generally responsible for the operations of the Plan.

      (b)   ELIGIBILITY

            Eligible employees in 2001 and 2000 included salaried and hourly employees of the Company, Technology Leaders Management, Inc., Safeguard International Group, Inc., Penn-Sylvan Management, Inc., and aligne, inc. (aligne), subsidiaries of the Company (collectively, the Employers). However, any person whose terms and conditions of employment are determined through collective bargaining is not an eligible employee unless the collective bargaining agreement provides for the inclusion of such person in the Plan. The Employers do not have any collective bargaining agreements at December 31, 2001.

            Effective as of January 2001, Technology Leaders Management, Inc. d/b/a TL Ventures spun off the assets and liabilities representing the interests and entitlements of the employees of TL Ventures into its own retirement plan. Effective as of April 2001, aligne spun off the assets and liabilities representing the interests and entitlements of the employees of aligne into its own retirement plan.

            Effective June 1, 2000, the aligne, inc. 401(k) plan merged into the Plan. As a result, all account balances under the aligne, inc. 401(k) plan became account balances under the Plan. aligne, a wholly owned subsidiary of the Company, became a participating affiliate in the Plan, and employees of aligne became eligible to participate in the Plan.

      (c)   CONTRIBUTIONS

            As of January 1, 2001, participants may defer from 1% to 15% of eligible compensation plus up to 100% of any Employer paid cash bonus. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. During 2000, participants could contribute from 2% to 14% of eligible compensation immediately upon hire.

            The Plan also permits participants to roll over certain amounts received from another qualified retirement plan.

            Before October 1, 1991, the Plan allowed after-tax contributions which became part of a participant's After-Tax Voluntary Contribution Sub account. Although after-tax contributions are no longer allowed under the Plan, such contributions made to the Plan prior to October 1, 1991 continue to be held in the Plan.


                                       4                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


            Effective January 1, 2001, contributions by the Employers were made on a matched basis dollar for dollar on salary deferrals up to 3% of compensation and then 50 cents on the dollar on salary deferrals from 3% to 5% of compensation. Plan participants are eligible to join the Plan effective as of the first day of the month following their hire date, and Plan participants are eligible for the Employer matching contributions immediately upon joining the Plan.

            During 2000, contributions by the Employers were made on a matched basis at a rate of 75% of participant deferred compensation up to a maximum of 3% of eligible compensation and Plan participants were eligible for the employer contributions one year after their date of hire.

            Total contributions in a plan year may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service (IRS).

      (d)   PLAN AMENDMENTS

            Effective January 1, 2001, all contributions under the former Money Purchase Pension Plan ceased and the Plan added a profit sharing feature, which will allow the Employers to make annual discretionary contributions to eligible employees. The vesting period for discretionary profit sharing contributions is five years. The discretionary profit sharing contributions vest at a rate of 20% of each year of service, with full vesting occurring after five years of service.

            Effective January 1, 2001, the Employers' matching contribution became equal to 100% of the first 3% contributed by participants and 50% of the next 2%, and the eligibility requirements were amended to make participants eligible for participation in the matching contributions as of the first day of the month following their date of hire.

            During 2000, the Plan adopted a prototype plan document. As a result, a number of changes were made to the Plan.

            Effective November 1, 2000, all participants were immediately vested in Employers' current and previous nondiscretionary matching contributions, and the vesting schedule for contributions under the Money Purchase Pension Plan, which was merged into the Retirement Plan on January 1, 2001, was modified from a seven-year vesting schedule to a five-year vesting schedule.

      (e)   PARTICIPANT ACCOUNTS

            At December 31, 2001 and 2000, participant contributions were invested as directed by each participant in 14 separate investment alternatives, one of which was a self-directed brokerage account. Participants may change investment options daily and can change their contribution percentage monthly.

            In the event a participant fails to submit written notice of allocation, contributions will be invested at the discretion of the Plan administrator.

            Interest, dividends, and other income earned by the investment funds are reinvested in the same funds. Such amounts are allocated to participants based upon the proportion of a participant's balance to that total fund balance.


                                       5                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


      (f)   PARTICIPANT LOANS

            Eligible participants may borrow up to 50% of their account balance. The minimum and maximum loan amount is $1,000 and $50,000, respectively. Loans bear interest at a rate equal to prime plus 2% and must be repaid within five years or, when the proceeds of a loan are used to purchase a dwelling unit, 15 years.

      (g)   VESTING

            Participants are immediately vested in all contributions they make to the Plan as well as all earnings (losses) on such investments. Prior to November 1, 2000, Employers' nondiscretionary matching contributions became fully vested after the earlier of three years of employment; two years of participation in the Plan; or upon death, disability, or retirement, and contributions under the former Money Purchase Pension Plan vested over a seven-year period. Effective November 1, 2000, participants were immediately vested in Employers' nondiscretionary matching contributions and the vesting of the contributions under the former Money Purchase Pension Plan was accelerated to a five-year vesting schedule at a rate of 20% for each year of service. There is a five-year vesting period for discretionary profit sharing contributions in which participants vest at a rate of 20% for each year of service, with full vesting occurring after five years of service.

      (h)   PAYMENT OF BENEFITS

            Upon retirement, death, disability, or termination of service (subject to vesting requirements), participants or beneficiaries are entitled to a distribution equal to the total value of their accounts, and under certain circumstances the Plan administrator may distribute all of a participant's account if that participant is no longer eligible to make contributions to the Plan. Participants experiencing serious financial hardships may also be entitled to a distribution upon approval of the Plan administrator. Such distributions may be made:

            (1)   in cash as a lump-sum payment;

            (2) in common stock for the value of an individual's investment in that common stock;

            (3)   in the form of installments over a fixed period; or

            (4) under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Plan administrator.

            Request for distribution of a participant's account will be processed as soon as possible following the event (i.e., termination, retirement, disability, or death) that calls for distribution.

      (i)   FORFEITURES

            Forfeited amounts of $38,424, $12,934, and $15,108 were used to reduce Employers' contributions under the Plan in 2001, 2000, and 1999, respectively, and were allocated to participant accounts as if they were contributed by the Employers.


                                       6                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


      (j)   PLAN TERMINATION

            Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of its share of the Plan. In addition, each of the Employers has the right to discontinue its contributions at any time. None of the Employers has expressed any intent to discontinue contributions.

      (k)   ADMINISTRATIVE EXPENSES

            Effective January 1, 2001, administrative expenses have been paid by both the Company and the Plan. During 2000, the administrative expenses have been paid by the Company.

(2)   SALE OF PIONEER METAL FINISHING

      In 1997, Pioneer Metal Finishing (Pioneer) was sold to its management group. The Plan granted immediate 100% vesting to those Pioneer employees who were employed on the sale date. Approximately $54,000 and $33,000 and in benefit distributions from the Plan relating to the sale of Pioneer were paid in 2001 and 2000, respectively.

(3)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis, with average cost used in determining gains or losses on sales of investments. Dividends are recorded on ex-dividend dates.

      (b)   INVESTMENT VALUATION

            Plan investments are stated at fair market value using quoted market prices. Shares of mutual funds are valued at the net asset value to shares held by the plan at year-end.

            Effective November 2000, and upon enrollment in the Plan, a participant may direct contributions to any of the funds listed below. The investment funds at December 31, 2001 were as follows:

            The Calvert Income Fund A seeks to maximize income, to the extent consistent with prudent investment management and preservation of capital, through investment in bonds and other income-producing securities. The fund typically invests at least 65% of its assets in investment grade debt securities. The fund may invest up to 30% of its net assets in foreign securities, 35% of its net assets in below-investment grade bonds, up to 15% of its net assets in illiquid securities, up to 5% of its total assets in currency contracts, and up to 5% of its net assets in futures contracts. The fund is also permitted to use certain other investment techniques and strategies that have higher risks associated with them. At December 31, 2001, 28 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $16.69 and 13,413, respectively.

            The Pin Oak Aggressive Stock Fund seeks long-term growth of capital and normally invests at least 80% of its assets in equity securities. The fund invests primarily in companies with market


                                       7                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


            capitalizations between $500 million and $5 billion. At December 31, 2001, 44 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $23.89 and 7,390, respectively.

            The Plan offers a Self-Directed Brokerage Account, whereby the participant invests his or her account balance in any investment desired, within certain specific limitations. For purposes of the Plan, participants are allowed to direct their investments at their own discretion. The total number of shares was 2,866,084 and there were 134 plan participants at December 31, 2001.

            The American Century International Growth Fund seeks capital growth and primarily invests in securities of issuers located in at least three developed countries (excluding the United States) that meet certain fundamental and technical standards and have potential for capital appreciation. Under normal market conditions, the fund's managers keep the fund essentially fully invested in stocks and, when prudent, may invest a portion of the assets in other securities. At December 31, 2001, 14 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $7.97 and 6,257, respectively.

            The Excelsior Value and Restructuring Fund seeks long-term capital appreciation by investing in companies that will benefit from their restructuring or redeployment of assets and operations in order to become more competitive or profitable. The fund normally invests at least 65% of its assets in common stock of U.S. and, to a lesser extent, foreign companies whose share price, in the opinion of the advisor, does not reflect the economic value of the company's assets, but where the advisor believes restructuring efforts or industry consolidation will serve to highlight the true value of the company. At December 31, 2001, 69 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $32.06 and 28,229, respectively.

            The Fremont U.S. Micro-Cap Fund seeks long-term capital appreciation. The fund ordinarily invests at least 80% of its total assets in the stocks of U.S. micro-cap companies (companies that fall within the smallest 5% of market capitalization of companies listed on U.S. exchanges or on the over-the-counter market). The fund seeks to identify companies early in their growth cycle that possess various characteristics, such as a leading market position, an entrepreneurial management team, and a focused business plan, or whose growth potential has been enhanced by new products, new market opportunities, or new management. At December 31, 2001, 19 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $28.29 and 4,359, respectively.

            The Janus Worldwide Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of companies of any size located throughout the world. The fund normally invests in issuers from at least five different countries, including the United States, but may at times invest in fewer than five countries or even a single country. At December 31, 2001, 51 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $43.84 and 6,857, respectively.

            The White Oak Growth Stock Fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in equity securities. It invests primarily in companies with market capitalizations


                                       8                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


            of greater than $5 billion. At December 31, 2001, 40 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $38.44 and 5,425, respectively.

            The Schwab Institutional Advantage Money Fund is designed for retirement plans, plan participants, and other institutional investors who seek maximum current income consistent with liquidity and stability of capital, for investment of their own funds or funds for which they act in a fiduciary, agency, or custodial capacity. At December 31, 2001, 29 plan participants were invested in the fund. The number of shares was 246,369 at December 31, 2001.

            The Strong Growth 20 Fund - Investor Class seeks capital growth and focuses, under normal conditions, on stocks of 20 to 30 companies that its manager believes have favorable prospects for accelerating growth of earnings but are selling at reasonable valuations based on earnings, cash flow, or asset value, and can include stocks of any size. The fund can also write put and call options and, to a limited extent, may also invest in foreign securities. At December 31, 2001, 99 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $14.74 and 67,423, respectively.

            The Schwab S&P 500 Fund - Select Shares seeks to track the total return of the S&P 500 Index. The fund normally invests at least 80% of its assets in the stocks that compose the index. The fund generally gives the same weight to a given stock as the index does. The fund also may invest in futures contracts and lend securities to minimize the gap in performance that naturally exists between any index fund and its index. At December 31, 2001, 24 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $17.71 and 49,269, respectively.

            The Turner Midcap Growth Fund seeks capital appreciation. The fund normally invests at least 80% of its assets in common stocks and other equity securities of U.S. companies with medium market capitalizations, which are defined as companies within the range of companies included in the Russell Midcap Growth Index. The fund invests in securities of companies that are diversified across economic sectors and attempts to maintain sector concentrations that approximate those of the Russell Midcap Growth Index. At December 31, 2001, 45 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $21.91 and 34,610, respectively.

            The Value Line Asset Allocation Fund seeks high total investment return (current income and capital appreciation) consistent with reasonable risk. The fund may invest in a broad range of common stocks, bonds, and money-market instruments. There are no limits on the percentage of the fund's assets that can be invested in equity, debt, or money market securities. At December 31, 2001, 50 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $17.23 and 28,186, respectively.

            The Weitz Partners Value Fund's primary investment objective is capital appreciation. The fund invests primarily in common stocks and various securities convertible into common stocks, such as rights, warrants, convertible preferred stock, and convertible bonds, of sound, growing, well-managed businesses. The fund also may invest in other securities of a company not convertible into common stock, such as bonds and preferred stock. The fund may, with respect to 50% of its total


                                       9                             (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


            assets, concentrate its investments by investing more than 5% of its total assets in the security of one issuer. At December 31, 2001, 27 plan participants were invested in the fund. At December 31, 2001, the value per share and number of shares were $20.87 and 13,928, respectively.

      (4)   INVESTMENTS

            The following presents investments, at fair market value, that represent 5% or more of the Plan's net assets:


                                                        2001           2000
                                                    -------------  -------------
Safeguard Scientifics, Inc.
    (463,262 and 646,129 shares, respectively)      $ 1,621,417 *    4,280,606 *
Excelsior Value and Restructuring Fund - Class A
    (28,229 and 22,560 shares, respectively)            905,025 *      762,989 *
Strong Growth 20 Fund - Investor Class
    (67,423 and 76,800 shares, respectively)            993,813 *    1,929,985 *
Schwab S&P 500 Fund
    (49,269 and 9,035 shares, respectively)             872,545 *      184,034
Turner Midcap Growth Fund
    (34,610 and 24,314 shares, respectively)            758,306 *      743,770 *
Value Line Asset Allocation Fund
    (28,186 and 16,412 shares, respectively)            485,650 *      310,446


      * Represents 5% or more of the Plan's net assets available for benefits.


                                       10                            (Continued)

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


     During 2001, 2000, and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) (depreciated) appreciated in value by $(4,954,498), $(42,596,390), and $45,797,568, respectively, as follows:


                                           YEARS ENDED DECEMBER 31
                              --------------------------------------------------
  INVESTMENT                      2001               2000               1999
--------------                ------------       ------------       ------------
Mutual funds                  $   (648,694)          (438,790)            74,156
Common stock                    (4,305,804)       (42,157,600)        45,723,412
                              ------------       ------------       ------------
                              $ (4,954,498)       (42,596,390)        45,797,568
                              ============       ============       ============

     In March 2000, the Company paid a three-for-one split of its common shares. The accompanying financial statements reflect this stock split.

(5)  INCOME TAX STATUS

     Participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code. Participants are not subject to income tax on contributions to the Plan, appreciation in Plan assets, or income earned thereon until their funds are withdrawn from the Plan.

     The IRS has determined and informed the Company by a letter dated July 15, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In 2000, the Plan adopted a prototype plan that has received an opinion letter from the IRS that the prototype satisfies the applicable sections of the Internal Revenue Code.

                                                                      SCHEDULE 1

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                    Schedule of Assets (Held at End of Year)
                                December 31, 2001

     IDENTITY OF ISSUE,                 DESCRIPTION OF INVESTMENT INCLUDING
     BORROWER, LESSOR,                    MATURITY DATE, RATE OF INTEREST,                            CURRENT
      OR SIMILAR PARTY                   COLLATERAL, PAR, OR MATURITY VALUE               COST         VALUE
--------------------------   -------------------------------------------------------  ------------   ----------
Calvert Group                  Calvert Income Fund A                                  $   222,853    $  223,857
Oak Associates Funds           Pin Oak Aggressive Stock Fund                              330,967       176,555
Various                      * Self-Directed Brokerage Account                          2,866,084     2,866,084
American Century
Investments                    American Century International Growth Fund                  71,357        49,866
Excelsior Funds                Excelsior Value and Restructuring Fund                     945,237       905,025
Fremont Funds                  Fremont U.S. Micro-Cap Fund                                132,307       123,307
Janus                          Janus Worldwide Fund                                       417,541       300,628
Oak Associates Funds           White Oak Growth Stock Fund                                335,146       208,521
Schwab Funds                   Schwab Institutional Advantage Money Fund                  246,369       246,369
Strong Funds                   Strong Growth 20 Fund - Investor Class                   1,665,260       993,813
Schwab Funds                   Schwab S&P 500 Fund - Select Shares                      1,035,750       872,545
Turner                         Turner Midcap Growth Fund                                1,122,760       758,306
Value Line Mutual Funds        Value Line Asset Allocation Fund                           558,438       485,650
Weitz Funds                    Weitz Partners Value Fund                                  296,147       290,694
                                                                                                     ----------
                                                                                                      8,501,220
Participant loans              Interest rates ranging from 8.5% to 10.5%,
                               maturity dates ranging from September 2003
                               to August 2011                                                            45,528
                                                                                                     ----------
                                                                                                     $8,546,748
                                                                                                     ==========

* Includes the stock of Safeguard Scientifics, Inc., which is the plan administrator, and therefore, any transactions related to this investment are party-in-interest transactions.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                       Schedule of Reportable Transactions
                          Year ended December 31, 2001


A reportable transaction is a transaction or a series of transactions of the same security that involves an amount in excess of 5% of the current value of the net assets at the beginning of the period.

                                                                                                              CURRENT VALUE
                      DESCRIPTION OF ASSET (INCLUDING                                   EXPENSES               OF ASSET ON
 IDENTITY OF           INTEREST RATE AND MATURITY IN         PURCHASE  SELLING LEASE  INCURRED WITH  COST OF   TRANSACTION  NET GAIN
PARTY INVOLVED                CASE OF A LOAN)                  PRICE    PRICE  RENTAL  TRANSACTION    ASSET        DATE      (LOSS)
--------------  ------------------------------------------  ---------- ------- ------ ------------- --------- ------------- --------
Aggregate*:
                Calvert Income Fund A                       $  270,810     --     --         --       270,810     270,810       --
                Pin Oak Aggressive Stock Fund                  260,468     --     --         --       260,468     260,468       --
                Self-Directed Brokerage Account              6,538,917     --     --         --     6,538,917   6,538,917       --
                American Century International Growth Fund     262,345     --     --         --       262,345     262,345       --
                Excelsior Value and Restructuring Fund       1,505,464     --     --         --     1,505,464   1,505,464       --
                Fremont U.S. Micro-Cap Fund                    118,025     --     --         --       118,025     118,025       --
                Janus Worldwide Fund                           355,412     --     --         --       355,412     355,412       --
                White Oak Growth Stock Fund                    418,108     --     --         --       418,108     418,108       --
                Schwab Institutional Advantage Money Fund      249,500     --     --         --       249,500     249,500       --
                Strong Growth 20 Fund - Investor Class       3,001,395     --     --         --     3,001,395   3,001,395       --
                Schwab S&P 500 Fund - Select Shares          2,239,141     --     --         --     2,239,141   2,239,141       --
                Turner Midcap Growth Fund                    1,185,791     --     --         --     1,185,791   1,185,791       --
                Value Line Asset Allocation Fund               721,110     --     --         --       721,110     721,110       --
                Weitz Partners Value Fund                      201,134     --     --         --       201,134     201,134       --

See accompanying independent auditors' report.

* Represents the aggregate transfer of assets from the Safeguard Scientifics, Inc. Money Purchase Pension Plan to the Safeguard Scientifics, Inc. Retirement Plan.

                                                                      SCHEDULE 2


                   SAFEGUARD SCIENTIFICS, INC. RETIREMENT PLAN
       (Formerly known as Safeguard Scientifics, Inc. Stock Savings Plan)
                      Schedule of Reportable Transactions
                          Year ended December 31, 2001

A reportable transaction is a transaction or a series of transactions of the same security that involves an amount in excess of 5% of the current value of the net assets at the beginning of the period.

                                                                                                            CURRENT VALUE
                      DESCRIPTION OF ASSET (INCLUDING                                 EXPENSES               OF ASSET ON
 IDENTITY OF           INTEREST RATE AND MATURITY IN        PURCHASE SELLING  LEASE INCURRED WITH  COST OF   TRANSACTION   NET GAIN
PARTY INVOLVED                CASE OF A LOAN)                 PRICE   PRICE  RENTAL  TRANSACTION     ASSET       DATE       (LOSS)
--------------  ------------------------------------------  -------- ------- ------ ------------- --------- -------------  --------
Aggregate**:
                Calvert Income Fund A                       $   --    82,461    --        --         81,302        --         1,159
                Pin Oak Aggressive Stock Fund                   --    63,823    --        --         90,604        --       (26,781)
                Self-Directed Brokerage Account                 --   557,236    --        --        557,236        --           --
                American Century International Growth Fund      --   142,969    --        --        212,683        --       (69,714)
                Excelsior Value and Restructuring Fund          --   303,317    --        --        313,889        --       (10,572)
                Fremont U.S. Micro-Cap Fund                     --    76,539    --        --         70,897        --         5,642
                Janus Worldwide Fund                            --    74,136    --        --         98,224        --       (24,088)
                White Oak Growth Stock Fund                     --    83,480    --        --        108,621        --       (25,141)
                Schwab Institutional Advantage Money Fund       --    24,005    --        --         24,005        --           --
                Strong Growth 20 Fund - Investor Class          --   864,947    --        --      1,522,247        --      (657,300)
                Schwab S&P 500 Fund - Select Shares             --   274,927    --        --        312,832        --       (37,905)
                Turner Midcap Growth Fund                       --   227,741    --        --        313,340        --       (85,599)
                Value Line Asset Allocation Fund                --   158,367    --        --        179,987        --       (21,620)
                Weitz Partners Value Fund                       --    75,752    --        --         76,327        --          (575)

See accompanying independent auditors' report.

** Represents the aggregate transfer of assets from the Safeguard Scientifics, Inc. Retirement Plan to the TL Ventures Retirement Plan.